Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

25 September 2015

PRIMA BIOMED TO PRESENT AT LEERINK PARTNERS RARE DISEASE ROUNDTABLE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”), a leading immuno-oncology company, announces that Marc Voigt, CEO, will present an overview of the company at the LEERINK Partners 4th Annual Rare Disease Roundtable. This one-day event will be held at Le Parker Meridien in New York City on Wednesday, September 30, 2015. Mr Voigt’s presentation will be at 1:20 PM (U.S. Eastern Standard Time).

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange, on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts, Global Head of Investor Relations

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8659 1880

www.primabiomed.com.au ABN: 90 009 237 889